UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

ABILITY INC.

On June 29, 2017, Ability Inc. (the “Company”) received resignation letters from each of Messrs. Levi Ilsar, Eli Polak and Nimrod Schwartz, representing all of the Company's independent directors, tendering his resignation as a member of the Company’s Board of Directors (the “Board”) and committees thereof, effective immediately (each, a “Resignation Notice”).

At the time of their resignation, Mr. Ilsar was Chairman of the Board and of both the audit and compensation committees and was a member of the nominating committee; Mr. Polak was Chairman of the nominating committee and was a member of both the audit and compensation committees; and Mr. Schwartz was a member of the audit, compensation and nominating committees. Each of Messrs. Ilsar, Polak and Schwartz stated in his respective Resignation Notice that his resignation was due, among other things, to the lack of cooperation by management which prevented him from fulfilling his duties as an independent director.

The Company is actively searching for qualified independent directors to serve on the Board and the applicable committees thereof. The Company believes it will be able to identify and appoint these directors within the near future.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: June 29, 2017	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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